CompuSonics Video Corporation

                                                                                                                                                                                        32751 Middlebelt Rd. Ste. B

       Farmington Hills,  MI  48334

         248 851 5651-tel    248 851 9080-fax

                                   Thomas W. Itin, Chairman

December 1, 2004

Securities and Exchange Commission (”SEC”)

Division of Corporate Finance

450 Street, N.W., MS 03-08

Washington, D.C. 20459

Attention: Anthony Watson

      Staff Accountant

Re: Form 10-KSB, for the year ended July 31, 2004

Dear Mr. Watson:

We have read your comments in your letter dated November 17, 2004. We will revise Form 10-KSB Section 302 and 906 Certification, to comply with Items 307 and 601(b)(31) of Regulation S-B. We will refile entire Form 10-KSB, along with the revised certification in the next few days.

In addition, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing;

•

the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Thomas W.Itin

Thomas W. Itin

Chairman